Filed by Chicago Mercantile Exchange Holdings Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.:001-32650

On July 6, 2007, Chicago Mercantile Exchange Holdings Inc. issued the following employee communication:

Dear Team,

Today, CME and CBOT have revised the terms of our definitive merger agreement to increase the consideration that CBOT shareholders will receive in the merger by increasing the exchange ratio from 0.350 to 0.375 shares of CME Holdings common stock for each share of CBOT Holdings common stock. Additionally, Caledonia Investments PYT. Ltd., CBOT’s largest shareholder, has announced that it will endorse the revised merger agreement and fully support the strategic combination of CME and CBOT. The revised agreement has been approved by the boards of directors of both companies, and more information is available in the attached news release.

Other than the increase in the exchange ratio, all terms of our previous agreement remain the same, including the pre-close special dividend by CBOT Holdings to its shareholders of $9.14 per share, the post-close tender offer for up to $3.5 billion of shares of the combined company at a fixed price of $560 per share, and the terms of our purchase offer and minimum guarantee regarding the Chicago Board Options Exchange exercise rights.

We believe that this offer demonstrates how committed we are to the CBOT and this merger, and how excited we are about the opportunities we will enjoy as a combined company. At the same time, we are also committed to financial discipline; therefore, today’s announcement represents our best and final offer for CBOT.

We continue to see substantial value in this combination, and we look forward to the shareholder vote scheduled for July 9.

Sincerely,

Craig and Gill

Forward-Looking Statements

This document may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME’s and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing, including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; the combined company may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT’s operations with CME’s may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

More information regarding other risks that may affect the parties’ performance can be found in their filings with the Securities and Exchange Commission, including Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and their most recent quarterly reports on Form 10-Q. Copies of said reports are available online at http://www.sec.gov/ or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

On July 6, 2007, Chicago Mercantile Exchange Holdings Inc. issued the following member communication:

July 6, 2007

To the CME Community:

Today, CME and CBOT have revised the terms of our definitive merger agreement to increase the consideration that CBOT shareholders will receive in the merger by increasing the exchange ratio from .350 to .375 shares of CME Holdings common stock for each share of CBOT Holdings common stock. Additionally, Caledonia Investments PYT. Ltd., CBOT’s largest shareholder, has announced that it will endorse the revised merger agreement and fully support the strategic combination of CME and CBOT. The revised agreement has been approved by the boards of directors of both companies, and more information is available in the attached news release.

At the same time that we believe this new offer represents how committed we are to completing this deal, we also are committed to financial discipline. Today’s announcement represents our best and final offer for CBOT. Other than the increase in the exchange ratio, all terms of our previous agreement remain the same, including the pre-close special dividend by CBOT Holdings to its shareholders of $9.14 per share, the post-close tender offer for up to $3.5 billion of shares of the combined company (or about 11.4 percent) at a fixed price of $560 per share, and CME’s purchase offer and minimum guarantee regarding the Chicago Board Options Exchange exercise rights.

We continue to see substantial value in this combination for shareholders, members and customers, and we look forward to the shareholder vote scheduled for July 9.

Sincerely,

Forward-Looking Statements

This document may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME’s and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing, including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; the combined company may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT’s operations with CME’s may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

More information regarding other risks that may affect the parties’ performance can be found in their filings with the Securities and Exchange Commission, including Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and their most recent quarterly reports on Form 10-Q. Copies of said reports are available online at http://www.sec.gov/ or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

The following are the prepared remarks from the analyst call of Chicago Mercantile Exchange Holdings Inc. held on July 6, 2007:

CME and CBOT Merger Script

July 6, 2007

Operator will turn the call over to CME IR, who will read the disclaimer language.

John Peschier

Thank you for joining us today to discuss the final terms of the merger agreement between CME and CBOT. To obtain a copy of our release, please go to the CME web site under Investor Relations. This morning Craig Donohue, our Chief Executive Officer, will walk you through the final revision to our merger agreement, and the strategic considerations related to the merger announcement, and then we will open up the call for your questions. Before I turn this over to Craig, I’ll read the safe harbor language. Statements made on this call that are not historical facts are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements. More detailed information about factors that may affect our performance and risks related to the merger may be found in our press release for the merger and in our filings by the CME and the CBOT with the SEC, which are available on our respective Web sites. Additional information about this transaction will be available on cme.com and cbot.com.

Now, I would like to turn the call over to Craig.

Craig Donohue

Thank you, John, and good morning. Thanks for joining us this morning to review the final revision to our definitive merger agreement with the Chicago Board of Trade. This enhancement to the terms of our merger agreement reflects our commitment to joining forces with the CBOT to provide value to our shareholders and customers. The revised agreement has been approved by the boards of directors of both the CME and the CBOT. Additionally, Caledonia Investments, the largest shareholder of CBOT stock, has endorsed the revised merger agreement and announced that they intend to vote for the strategic combination, and encourage all CBOT shareholders to vote for the merger. They have also stated that our combination offers a better strategic growth proposition than any ICE proposal. While ICE may continue to try to enhance the offer, they believe a CME/CBOT combination offers the best opportunity for continued growth than any other combination this industry can possibly have.

Under the terms of the revised agreement, CBOT shareholders will receive 0.375 shares of Chicago Mercantile Exchange Holdings common stock for each share of CBOT Holdings common stock. All other terms of the existing merger agreement between the two companies remain the same, including the pre-close special dividend of $9.14 per share, the post-close tender offer for up to $3.5 billion shares of the combined company at a fixed price of $560 per share, and the terms of CME’s solution to the perceived uncertainty around the Chicago Board Options Exchange exercise rights.

The companies continue to expect the merger to be accretive to earnings of the combined company on a cash basis within 12 to 18 months post-close and with the tender offer on a GAAP basis within 18 to 24 months.

Over the last several weeks, both the CBOT and the CME have aggressively reached out to various shareholder constituencies to discuss the significant strategic value of the potential combination of our companies. While we have heard a lot of positive feedback, and the early voting trends were encouraging, a number of undecided votes remained. After this final increase in price and the strong support from Caledonia, we are extremely confident that we will secure a positive vote on Monday from both sets of shareholders and the CBOT members. We firmly believe this unique combination of two great derivatives exchanges will provide value for many years to come. Together, we will be the leader in volumes across every major asset class and will be well positioned to leverage significant new growth opportunities in the rapidly changing marketplace. In addition, we believe we will be the top investment choice of global exchange investors.

As always, I want to thank everyone for their support during this process.

We would now like to open up the call to your questions.

On July 6, 2007, Chicago Mercantile Exchange Holdings Inc. posted the following statement from Caledonia Investments Pty. Ltd. to its Web site.

For Immediate Release

Caledonia Announces Support for CME/CBOT Merger

Sydney, Australia, July 6, 2007 – Caledonia Investments Pty. Ltd., the Sydney based investment group and largest shareholder of CBOT, today announced that they now support a CME/CBOT merger and encourage all other shareholders to vote “Yes” on July 9.

“We have always supported this merger from a strategic rationale and long-term growth perspective,” said Will Vicars, Managing Director, Caledonia. “We continue to believe this combination makes massive sense for the industry, for the shareholders of both companies and customers. Now, with the CME’s latest enhancement, we fully endorse this merger and will vote in favor of this transaction. This combination offers a better strategic growth proposition than any ICE proposal. While ICE may continue to try to enhance their offer, we believe a CME/CBOT combination offers the best opportunity for continued growth than any other combination this industry can possibly have.”

CME and CBOT announced their merger plans in October. This week, CME increased the exchange ratio offered in its agreement to 0.3750 from 0.3500.